

Mail Stop 6010

November 26, 2007

<u>Via U.S. Mail and Facsimile to (847) 498-9123</u>

Dominic Romeo
Chief Financial Officer
Idex Corporation
630 Dundee Road
Northbrook, IL 60062

> **Re:** **Idex Corporation**
> **Form 10-K for the Fiscal-Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-10235**

Dear Mr. Romeo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended December 31, 2006

Critical Accounting Policies, page 21

Share-based Compensation, page 22

1.   We note the disclosure that you used and independent third party to assist in
        determining the assumptions used in your SFAS 123(R) valuation model. While
        in future filings management may elect to take full responsibility for valuing the
        equity instruments, if you choose to continue to refer to the expert in any capacity,
        please revise future filings, beginning with your next Form 10-Q, to name the
        independent third party. In addition, please note that if you intend to incorporate
        your Form 10-K by reference into any registration statement, you will be required
        to include the consent of the independent third party as an exhibit to the
        registration statement.

Note 1. Significant Accounting Policies, page 30

Revenue Recognition, page F-9

2.   Your disclosure regarding revenue recognition is too vague. Expand future filings
        to describe your revenue recognition policy in greater detail. To the extent that
        policy differs among significant product lines, please make your disclosure
        product line specific. Details should be provided to the extent that policy differs
        among the various marketing venues used by the Company, i.e. distributors and
        direct sales force. Also, if the policies vary in different parts of the world those
        differences should be discussed. Provide details of discounts, return policies, post
        shipment obligations, customer acceptance, warranties, credits, rebates, and price
        protection or similar privileges and how these impact revenue recognition. Also
        provide an analysis that explains your revenue recognition practices and
        demonstrates that your policies are SAB 104 and SFAS 48 compliant.

Note 3. Goodwill and Intangible Assets, page 35

3.   We note that during fiscal 2006 previously indefinite-lived intangible assets were
        reassessed to have definite lives. Please tell us what intangible assets were
        reassessed and how you determined that the intangible assets had finite useful
        lives. Also demonstrate that the assets subsequently determined to have a finite
        useful life were tested for impairment in accordance with paragraphs 16 and 17 of
        SFAS 142.

4.   Additionally, we note that you allocated $62 million of the purchase price of
        Banjo Corporation to an indefinite useful lived asset - trade name. Please tell us
        how you determined the fair value of the intangible asset in accordance with
        paragraph 9 of SFAS 142 and why you considered it to have an indefinite life.

Furthermore, please tell us how you determined the fair value of the other intangible assets acquired as part of the series of acquisitions described on page 41 and 42.

Note 11. Discontinued Operations, page 42

5.   We note your discussion of the changes in financial statement line items from fiscal 2006 to fiscal 2005 in MD&A on page 16 does not provide a discussion of your discontinued operations or gain on sale of assets. In future filings, please revise to include a comparative analysis of the charges recorded, including a discussion of its impact on your operations.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202)-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief